SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  ------------

                                  FORM 8-A12G/A

                               AMENDMENT NO. 1 TO
                       REGISTRATION STATEMENT ON FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      First Tennessee National Corporation
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             (Exact name of registrant as specified in its charter)


               Tennessee                                      62-0803242
               ---------                                     -------------
(State of incorporation or organization)                     (IRS Employer
                                                          Identification No.)


      165 Madison Avenue
      Memphis, TN                                               38103
      ------------------                                        -----
(Address of principal executive offices)                      (Zip Code)


Securities registered pursuant to Section 12(b) of the Act:

Title of each class                         Name of each exchange on which
to be so registered                         each class is to be registered
-------------------                         ------------------------------

         None                                           None


Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
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                                (Title of Class)


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Item 1.  Description of Registrant's Securities to be
         Registered.

         On September 7, 1989, the Board of Directors of First Tennessee National Corporation, a Tennessee corporation (the "Company"), declared a dividend of one preferred share purchase right (a "Right") for each share of common stock ("Common Stock"), of the Company held of record at the close of business on September 18, 1989 (the "Record Date"), or issued thereafter and prior to the Separation Time (as defined in the Original Rights Agreement described below). The Rights were issued pursuant to a Rights Agreement, dated as of September 7, 1989, between the Company and First Tennessee Bank National Association, as rights agent (the "Original Rights Agreement"). On January 21, 1997, the Company amended and restated the Original Rights Agreement in its entirety (the "Restated Rights Agreement"). The terms of the Rights, as so amended, are summarized herein.

         Each Right entitles its registered holder to purchase from the Company, after the Separation Time, one one-hundredth of a share of Participating Preferred Stock, no par value per share (the "Preferred Stock"), for $150 (the "Exercise Price"), subject to adjustment. The Rights will be evidenced by the Common Stock certificates until the close of business on the earlier of the date (the "Separation Time") which is (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person (as defined in the Restated Rights Agreement) commences a tender or exchange offer which, if consummated, would result in such Person's becoming an Acquiring Person, as defined below, or (ii) the tenth business day (or such earlier or later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Flip-in Date (as defined below) that would otherwise have occurred) after the first date of public announcement by the Company that such Person has become an Acquiring Person (the "Flip-in Date"); provided that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is any Person who is the Beneficial Owner (as defined in the Restated Rights Agreement) of 10% or more of the outstanding shares of Common Stock, provided, however, such term shall not include (i) the Company, any wholly-owned subsidiary of the Company or any employee stock ownership or other employee benefit plan of the Company, (ii) any person who is the Beneficial Owner of 10% or more of the outstanding Common Stock as of the date of the Restated Rights Agreement or who shall become the Beneficial


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Owner of 10% or more of the outstanding Common Stock solely as a result of an acquisition of Common Stock by the Company, until such time as such Person acquires additional Common Stock, other than through a dividend or stock split,
(iii) any Person who becomes an Acquiring Person without any plan or intent to seek or affect control of the Company if such Person promptly divests sufficient securities such that such 10% or greater Beneficial Ownership ceases or (iv) any Person who Beneficially Owns shares of Common Stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by the Company in connection with an agreement to merge with, or acquire, the Company prior to a Flip-in Date, (B) shares owned by such Person and its Affiliates and Associates at the time of such grant, (C) shares, amounting to less than 1% of the outstanding Common Stock, acquired by Affiliates and Associates of such Person after the time of such grant or (D) shares which are held by such Person in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity, that are beneficially owned by third persons who are not Affiliates or Associates of such Person or acting together with such Person to hold shares, or which are held by such Person in respect of a debt previously contracted. The Restated Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the Common Stock. Common Stock certificates issued prior to the Separation Time shall evidence one Right for each share of Common Stock represented thereby and shall contain a legend incorporating by reference the terms of the Restated Rights Agreement (as such may be amended from time to time). Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of Common Stock outstanding on or prior to the Record Date shall also evidence one Right for each share of Common Stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Stock at the Separation Time.

         The Rights will not be exercisable until the Business Day (as defined in the Restated Rights Agreement) following the Separation Time. The Rights will expire on the earlier of (i) the close of business on September 18, 1999 and
(ii) the date on which the Rights are redeemed as described below (in any such case, the "Expiration Time").

         The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a Common Stock dividend on, or a subdivision of or a combination into a smaller number of shares of, Common Stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for Common Stock.


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


         In the event that prior to the Expiration Time a Flip-in Date occurs, each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Restated Rights Agreement, that number of shares of Common Stock of the Company having an aggregate Market Price (as defined in the Restated Rights Agreement), on the date of the public announcement of an Acquiring Person's becoming such (the "Stock Acquisition Date") that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by the Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of Common Stock equal to the Exchange Ratio.

         Whenever the Company shall become obligated under the preceding paragraph to issue shares of Common Stock upon exercise of or in exchange for Rights, the Company, at its option, may substitute therefor shares of Preferred Stock, at a ratio of one one-hundredth of a share of Preferred Stock for each share of Common Stock so issuable.

         In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,
(i) the Company shall consolidate or merge or participate in a binding share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person Controls the Board of Directors of the Company (as defined in the Restated Rights Agreement) and either (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Common Stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring


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


Person, (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other Person (other than the Company or one or more of its wholly-owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person Controls the Board of Directors of the Company or (iii) any Acquiring Person shall (A) sell, purchase, lease, exchange, mortgage, pledge, transfer or otherwise acquire or dispose of, to, from, or with, as the case may be, the Company or any of its Subsidiaries, over any period of 12 consecutive calendar months, assets (x) having an aggregate fair market value of more than $15,000,000 or (y) on terms and conditions less favorable to the Company than the Company would be able to obtain through arm's-length negotiations with an unaffiliated third party, (B) receive any compensation for services from the Company or any of its Subsidiaries, other than compensation for full-time employment as a regular employee at rates in accordance with the Company's (or its Subsidiaries') past practices, (C) receive the benefit, directly or indirectly (except proportionately as a shareholder), over any period of 12 consecutive calendar months, of any loans, advances, guarantees, pledges, insurance, reinsurance or other financial assistance or any tax credits or other tax advantage provided by the Company or any of its Subsidiaries involving an aggregate principal amount in excess of $5,000,000 or an aggregate cost or transfer of benefits from the Company or any of its Subsidiaries in excess of $5,000,000 or, in any case, on terms and conditions less favorable to the Company than the Company would be able to obtain through arm's-length negotiations with a third party, or (D) increase by more than 1% its proportionate share of the outstanding shares of any class of equity securities or securities convertible into any class of equity securities of the Company or any of its Subsidiaries as a result of any acquisition from the Company (with or without consideration), any reclassification of securities (including any reverse stock split), or recapitalization, of the Company, any merger or consolidation of the Company or any other transaction or series of transactions (whether or not with or into or otherwise involving an Acquiring Person) (a "Flip-over Transaction or Event"), the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing, that upon


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


consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Restated Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Restated Rights Agreement. For purposes of the foregoing description, the term "Acquiring Person" shall include any Acquiring Person and its Affiliates and Associates counted together as a single Person.

         The Board of Directors of the Company may, at its option, at any time prior to the close of business on the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.0033 per Right (as adjusted from time to time pursuant to the Restated Rights Agreement) (the "Redemption Price"), as provided in the Restated Rights Agreement. Immediately upon the action of the Board of Directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

         The holders of Rights will, solely by reason of their ownership of Rights, have no rights as shareholders of the Company, including, without limitation, the right to vote or to receive dividends.

         The Restated Rights Agreement (which includes as Exhibit A the forms of Rights Certificate and Election to Exercise and as Exhibit B the terms of the Preferred Stock) is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Restated Rights Agreement and such exhibit thereto.


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


Item 2.           Exhibits.

Exhibit No.       Description

    1             Amended and Restated Rights Agreement.

    2             Form of Rights Certificate and of Election to
                  Exercise, included as Exhibit A to the Restated
                  Rights Agreement.

    3 Form of Articles of Amendment Establishing Series of Shares of Participating Preferred Stock, included as Exhibit B to the Restated Rights
                  Agreement.




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


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         FIRST TENNESSEE NATIONAL CORPORATION



                                         By  /s/ Elbert L. Thomas, Jr.
                                            Name: Elbert L. Thomas, Jr.
                                            Title: Executive Vice President and
                                                     Chief Financial Officer



Date:  January 21, 1997




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


                                  EXHIBIT INDEX


Exhibit                                                          Sequential
No.           Description                                        Page Numbers

  (1) Amended and Restated Rights Agreement, dated as of January 21, 1997 (the "Restated Rights
              Agreement"), between First Tennessee National
              Corporation and First Tennessee Bank National
              Association, as Rights Agent.

  (2)         Form of Rights Certificate and of Election to
              Exercise, included as Exhibit A to the
              Restated Rights Agreement (Exhibit 1 hereto).


  (3)         Form of Articles of Amendment Establishing
              Series of Shares of Participating Preferred
              Stock, included as Exhibit B to the Restated
              Rights Agreement (Exhibit 1 hereto).



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